SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W 106

(CUSIP Number)

Adam Suttin

J.W. Childs Associates, L.P.

1000 Winter Street, Suite 4300

Waltham, MA 02451

(617) 753-1100

Copies to:

Steven M. Peck

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W 106

1.	Names of reporting persons. John W. Childs
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 371,331
	8.	Shared voting power 14,470,192
	9.	Sole dispositive power 371,331
	10.	Shared dispositive power 14,470,192
11.	Aggregate amount beneficially owned by each reporting person 14,841,523
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 57722W 106

1.	Names of reporting persons. J.W. Childs Associates, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,470,192
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,470,192
11.	Aggregate amount beneficially owned by each reporting person 14,470,192
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.3%
14.	Type of reporting person (see instructions) CO

CUSIP No. 57722W 106

1.	Names of reporting persons. J.W. Childs Associates, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,470,192
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,470,192
11.	Aggregate amount beneficially owned by each reporting person 14,470,192
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.3%
14.	Type of reporting person (see instructions) PN

CUSIP No. 57722W 106

1.	Names of reporting persons. J.W. Childs Advisors III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,470,192
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,470,192
11.	Aggregate amount beneficially owned by each reporting person 14,470,192
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.3%
14.	Type of reporting person (see instructions) PN

CUSIP No. 57722W 106

1.	Names of reporting persons. Winter Street Opportunities Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,470,192
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,470,192
11.	Aggregate amount beneficially owned by each reporting person 14,470,192
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.3%
14.	Type of reporting person (see instructions) PN

CUSIP No. 57722W 106

1.	Names of reporting persons. JWC Fund III Co-Invest, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 385,446
11.	Aggregate amount beneficially owned by each reporting person 385,446
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 57722W 106

1.	Names of reporting persons. JWC Mattress Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,470,192
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,470,192
11.	Aggregate amount beneficially owned by each reporting person 14,470,192
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.3%
14.	Type of reporting person (see instructions) OO

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed on April 18, 2014 (as amended, this “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is amended and restated as follows:

(a)-(b) The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 35,017,602 shares of Common Stock outstanding as of November 30, 2014, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(7) under the Securities Act of 1933 (the “Securities Act”) on December 15, 2014.

Mattress Holdings directly holds 14,470,192 shares of the Common Stock. WSOF and Co-Invest III holds approximately 97.3% and approximately 2.7%, respectively, of the membership interests in Mattress Holdings. WSOF holds approximately 26% of the membership interests in Co-Invest III. GPLP is the general partner of WSOF. JWC Associates LP is the general partner of GPLP. JWC Associates Inc. is the general partner of JWC Associates LP. Mr. Childs is the sole shareholder, director and executive officer of JWC Associates Inc. JWC Associates Inc. is also the manager of each of Mattress Holdings and Co-Invest III.

The John W. Childs 2013 Charitable Remainder Trust (the “Trust”) directly holds 371,331 shares of the Common Stock. Mr. Childs is the sole trustee of the Trust.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(c) Other than the Public Resale (as defined in Item 6), no other transactions in the Common Stock were effected by the Reporting Persons or any of the persons or entities named in Item 2 during the 60 days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is amended and supplemented by the addition of the following:

Public Resale

On December 11, 2014, Mattress Holdings, the Trust and certain other selling stockholders unaffiliated with the Reporting Persons entered into an Underwriting Agreement with the Issuer and Barclays Capital Inc. (the “Underwriter”) (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, Mattress Holdings and the Trust agreed to sell to the Underwriter 1,953,096 shares and 50,121 shares, respectively, of Common Stock at a price of $60.53 per share (the “Public Resale”). The Public Resale was pursuant to the Issuer’s Registration Statement on Form S-3 (file no. 333-197410). The parties to the Underwriting Agreement consummated the Public Resale on December 16, 2014.

Also pursuant to the Underwriting Agreement, Mattress Holdings and the Trust granted an option to the Underwriter to purchase up to 294,135 shares and 7,548 shares, respectively, of Common Stock within 30 days of December 11, 2014 at a price of $60.53 per share, less an amount per share equal to any dividends or distributions declared by the Issuer on the Common Stock that is not payable on the shares subject to such option (the “Public Resale Option”).

The foregoing descriptions of the Public Resale and Public Resale Option are not complete and are qualified by reference to the Underwriting Agreement filed as Exhibit 3 to this Schedule 13D, which is incorporated herein by reference.

Lock-Up Agreement

In connection with the Public Resale and pursuant to the Underwriting Agreement, Mattress Holdings and the Trust agreed, subject to certain exceptions, to not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of Common Stock, (ii) enter into any derivative transactions that transfers to another party any economic benefits or risks of ownership of shares of Common Stock, (iii) make any demand for or exercise any right to file a registration statement with respect to registration of shares of Common Stock or (iv) publicly disclose an intention to do any of the foregoing, for a period commencing on December 11, 2014 and ending on February 9, 2015 (the “Lock-Up”).

The foregoing description of the Lock-Up is not complete and is qualified by reference to the Underwriting Agreement filed as Exhibit 3 to this Schedule 13D, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is amended and supplemented by the addition of the following:

Exhibit 3	Underwriting Agreement among the Issuer, the selling stockholders named therein and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K (file no. 001-35354) filed December 15, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John W. Childs
John W. Childs

J.W. CHILDS ASSOCIATES, INC.

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

J.W. CHILDS ADVISORS III, L.P.

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

WINTER STREET OPPORTUNITIES FUND, L.P.

By:	J.W. Childs Advisors III, L.P., it general partner

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

JWC FUND III CO-INVEST, LLC

By:	J.W. Childs Associates, L.P., its manager

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
	Name:	Todd A. Fitzpatrick
	Title:	Secretary

JWC MATTRESS HOLDINGS, LLC

By:	/s/ David Florentino
	Name:	David Florentino
	Title:	Authorized Person

Date: December 19, 2014